Free Translation into English of Quarterly Information (ITR)
                         Originally Issued in Portuguese





                      Tele Norte Celular Participacoes S.A.

   Interim Financial Information for the Three-Months ended September 30, 2002

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                         3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.    02.558.154/0001-29
--------------------------------------------------------------------------------
4 - NIRE
53.300.005.761
-------------------------------------------------------------------------------


01.02 - HEADQUARTERS

--------------------------------------------------------------------------------
1 - ADDRESS                               2 - ZONE OR DISTRICT
SCN QD. 03, BI A Sobreloja                Asa Norte
--------------------------------------------------------------------------------
3 - ZIP CODE   4 - CITY                     5 - DISTRICT
70713-000      Brasilia                     DF
--------------------------------------------------------------------------------
6 - AREA CODE  7 - PHONE NUMBER 8 - PHONE NUMBER   9 - PHONE NUMBER   10-TELEX
061            429-5600         -                  -                  -
--------------------------------------------------------------------------------
11 - AREA CODE 12 - FAX NUMBER  13 - FAX NUMBER    14 - FAX NUMBER
061            429-5626         -                  -
--------------------------------------------------------------------------------
15 - EMAIL
jaugusto.rocha@telemigcelular.com.br
--------------------------------------------------------------------------------


01.03 - DIRECTOR OF INVESTOR RELATIONS (Company's mailing address)

--------------------------------------------------------------------------------
1 - NAME
JOAO COX NETO
--------------------------------------------------------------------------------
2 - ADDRESS                                       3 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                     Asa Norte
--------------------------------------------------------------------------------
4 - ZIP CODE          5 - CITY                                    6 - DISTRICT
70713-000             Brasilia                                    DF
--------------------------------------------------------------------------------

7 - AREA CODE   8 - PHONE NUMBER  9 - PHONE NUMBER 10 - PHONE NUMBER 11 - TELEX
061             429-5600          -                -                 -
--------------------------------------------------------------------------------

12 - AREA CODE  13 - FAX NUMBER   14 - FAX NUMBER  15 - FAX NUMBER
061             429-5626          -                -
--------------------------------------------------------------------------------
16 - E-MAIL
jcox@telepart.com.br
--------------------------------------------------------------------------------

01.04 - REFERENCE / AUDITOR

---------------------------- ---------------------------------------- -----------------------------------------
  CURRENT FINANCIAL YEAR                 CURRENT QUARTER                           PRIOR QUARTER
---------------------------- ---------------------------------------- -----------------------------------------
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------
1 - START       2 - END      3 - NUMBER     4 - START    5 - END      6 - NUMBER     7 - START     8 - END
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------
  01/01/2002    12/31/2002         3        07/01/2002   09/30/2002         2         04/01/2002   06/30/2002
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------

--------------------------------------------------------------------------------
9 - AUDITOR                                                    10 - CVM
ERNST & YOUNG AUDITORES INDEPENDENTES S/C                      00471-5
--------------------------------------------------------------------------------

11 - PARTNER                                                   12 - CPF
Joao Ricardo Pereira da Costa                                  722.071.677-04
--------------------------------------------------------------------------------

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                             3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.        02.558.154/0001-29
--------------------------------------------------------------------------------

01.05 - CAPITAL STOCK

--------------------------------------------------------------------------------
Number of Shares       1 - CURRENT QUARTER   2 - PRIOR QUARTER   3 - PRIOR YEAR
(In Thousands)             09/30/2002           06/30/2002         09/30/2001
--------------------------------------------------------------------------------
Share Capital
--------------------------------------------------------------------------------
       1 - Common         126,623,906         124,623,906         124,623,842
--------------------------------------------------------------------------------
       2 - Preferred      210,460,217         210,460,217         210,460,313
--------------------------------------------------------------------------------
       3 - Total          335,084,123         335,084,123         335,084,155
--------------------------------------------------------------------------------
Treasury Shares
--------------------------------------------------------------------------------
       1 - Common                   0                   0                    0
--------------------------------------------------------------------------------
       2 - Preferred                0                   0                    0
--------------------------------------------------------------------------------
       3 - Total                    0                   0                    0
--------------------------------------------------------------------------------

01.06 - COMPANY PROFILE

--------------------------------------------------------------------------------
1 - COMPANY TYPE
Commercial Industrial and Other
--------------------------------------------------------------------------------
2 - STATUS
Operational
--------------------------------------------------------------------------------
3 - NATURE OF CONTROL
Brazilian Holding
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
--------------------------------------------------------------------------------
5 - PRINCIPAL ACTIVITY
Cellular Telecommunication Services
--------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Total
--------------------------------------------------------------------------------
7 - AUDITOR OPINION
Unqualified
--------------------------------------------------------------------------------

01.07 - ENTITIES NOT INCLUDED IN THE CONSOLIDATED INTERIM FINANCIAL INFORMATION

--------------------------------------------------------------------------------
1 - Item              2 - CNPJ                3 - COMPANY NAME
--------------------------------------------------------------------------------
N/A                   N/A                     N/A
--------------------------------------------------------------------------------


01.08 - DIVIDENDS DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

-----------------------------------------------------------------------------------------------------------------
1 - Item         2 - Event     3 - Approval    4 - Dividend    5 - Payment Date     6 - Class    7 - Amount
-----------------------------------------------------------------------------------------------------------------
N/A              N/A           N/A             N/A             N/A                  N/A          N/A
-----------------------------------------------------------------------------------------------------------------

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                            3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.       02.558.154/0001-29
--------------------------------------------------------------------------------


01.09 - CAPITAL STOCK CHANGES IN THE CURRENT FINANCIAL YEAR

----------------------------------------------------------------------------------------------------------------------------------
1 - Item      2 - Date of change    3 - Share Capital      4 - Change       5 - Source     6 - Number     7 - Stock Price at
                                         (In R$ 1,000)      (In R$ 1,000)   of Change      of Shares      Issuance
----------------------------------------------------------------------------------------------------------------------------------
N/A           N/A                   N/A                    N/A              N/A            N/A            N/A
----------------------------------------------------------------------------------------------------------------------------------


01.10 - DIRECTOR OF INVESTOR RELATIONS

--------------------------------------------------------------------------------
1 - DATE        2 - SIGNATURE
29/10/2002
--------------------------------------------------------------------------------

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY


01.01 - IDENTIFICATION

--------------- ----------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                          3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.     02.558.154/0001-29
--------------- ----------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

                                                      September 30,   June 30,
                                                          2002          2002
                                                    --------------   ----------
ASSETS

Current Assets:
     Cash and Cash Equivalents                              4,170         4,259
     Deferred Income Tax and Social Contribution            5,030         5,030
     Recoverable Taxes                                      1,541         1,457
     Other current assets                                     266           691
                                                      ------------ ------------
                                                           11,007        11,437
                                                      ------------ ------------

Long-Term Assets:
     Deferred Income Tax and Social Contribution           45,748        44,116
     Related Parties Transactions                             570           254
                                                      ------------ ------------
                                                           46,318        44,370
                                                      ------------ ------------

Permanent assets:
     Investments in Subsidiaries                          170,461       183,083
     Property and Equipment                                   484           494
                                                      ------------   ----------
                                                          170,945       183,577
                                                      ------------   ----------

                                                      ------------   ----------
Total Assets                                              228,270       239,384
                                                      ============   ===========

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                         3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.    02.558.154/0001-29
--------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands of reais)
                                              September 30,         June 30,
                                                  2002                2002
                                            ---------------   ------------------
Current Liabilities:
  Current portion of long term debt                      82                104
  Trade creditors                                       876                491
  Taxes and Contributions                                 2                  2
  Dividends                                             946              1,206
  Other Liabilities                                      76                 47
                                            ----------------   ----------------
                                                      1,982              1,850
                                            ----------------   ----------------

Non Current Liabilities:
  Long term debt                                        306                226
                                            ----------------   ----------------
                                                        306                226
                                            ----------------   ----------------

Shareholders' Equity
  Share Capital                                      84,074             84,074
  Capital Reserves                                   50,316             49,293
  Income Reserves
     Legal                                            7,311              7,311
     Realizable Profit Reserve                       35,559             35,559
     Special for Payment of Dividends                 7,565              7,565
  Retained Earnings                                  41,157             53,506
                                            ----------------   ----------------
Total Shareholders' Equity                          225,982            237,308
                                            ----------------   ----------------



                                            ----------------   -----------------
Total Liabilities and Shareholders' Equity          228,270            239,384
                                            ================   =================

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                            3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.       02.558.154/0001-29
--------------------------------------------------------------------------------

03.01 - STATEMENTS OF INCOME (In thousands of Reais)


                                                        07/01/02 to    01/01/02 to     07/01/02 to    01/01/01 to
                                                          09/30/02       09/30/02       09/30/01        09/30/01
                                                        -------------- -------------- --------------- --------------
                                                        -------------- -------------- --------------- --------------

Operating Revenue (Expenses)
   General and administrative expenses                        (1,963)       (5,793)          (901)       (5,259)
   Financial
     Financial income                                            242           718            250           654
     Financial expenses                                         (100)         (220)           (61)         (163)
   Equity pick-up adjustment                                 (12,623)      (25,550)       (19,847)      (19,955)
Total Operating Revenue (Expenses)                           (14,444)      (30,826)       (20,534)      (24,687)
Operating Income                                             (14,444)      (30,826)       (20,534)      (24,687)
Income before income tax and social contribution             (14,444)      (30,826)       (20,534)      (24,687)
Deferred Income Taxes                                          1,840         4,740          1,068         4,124
Loss                                                         (12,604)      (26,086)       (19,466)      (20,563)

Number of Shares outstanding                             335,084,123   335,084,123    335,084,155   335,084,155
Loss per Share                                              (0.00004)     (0.00008)      (0.00006)     (0.00006)


 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                 in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

1.   Operating Context

     Tele Norte Celular Participacoes S.A. is the holding company of Amazonia Celular S.A. - Maranhao and its subsidiaries Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima, providers of cellular telephone services in their respective states from the North Region.

     The concessions for the rendering of services of cellular telecommunication of "A" Band to the Companies were granted on October 23, 1997. The concessions will expire on March 30, 2009 and may be renewed for one more period of 15 years.

     The services offered and the rates charged by subsidiaries are regulated by ANATEL, regulatory agency for the Brazilian telecommunications industry, according to the General Law of Telecommunications and its respective rules and regulations.

     On May 15, 2000, the Boards of Directors of the Company and its subsidiaries approved a restructuring plan, submitted to the shareholders, in extraordinary meetings for each operating company on May 30 and 31, 2000, approving the merger proposal, in accordance with articles 252 of Law # 6,404/76, of the totality of the shares issued by Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima into Amazonia Celular S.A. - Maranhao's Equity, having as a basis the special financial statements as of April 30, 2000.

     In a second part, which implementation should be carried out in the future and subject to the approvals by the Brazilian Securities and Exchange Commission ("CVM") and by the National Telecommunication Agency - ANATEL, Tele Norte's Management intends to promote an effective unification of the legal entities and the operations of the operating companies by means of an upstream merger into Amazonia Celular S.A. - Maranhao, of its wholly-owned subsidiaries.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                 in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


2.   Summary of Significant Accounting Policies

     a) Presentation of the interim financial information and consolidation criteria

        The interim financial information (holding Company and consolidated) have been prepared in accordance with accounting principles generally accepted in Brazil, standards and procedures determined by the Brazilian Securities and Exchange Commission ("CVM") and rules and regulations applicable to the concessionaires of telecommunication services, following the significant accounting principles described below.

        The consolidated interim financial information includes the accounts of the holding, Tele Norte Celular Participacoes S.A., its direct subsidiary, Amazonia Celular S.A. - Maranhao, and its wholly owned subsidiaries Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima. The consolidation process of the balance sheet and the income statement correspond to the sum of all the assets, liabilities, expenses and revenues of the companies included in the consolidation, according to the nature of each balance, complemented by the elimination (i) of the interest, retained earnings and shareholders' capital maintained among the companies; (ii) of the current account balances and all the outstanding asset and liability accounts that were maintained among the companies and (iii) minority interest.

     b) Cash equivalents

        Cash equivalents are considered to be highly liquid temporary cash investments with maturity of three months or less. The investments are accounted for at cost, increased by the earnings obtained until the balance sheet date.

     c) Allowance for doubtful accounts

        Management, based upon the most recent experience, evaluates the delinquency ratios on a timely basis with the objective of recording an allowance for trade accounts receivable, which recoverability is considered improbable.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

2.   Summary of Significant Accounting Policies - Continued

     d) Inventories

        Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the operation are classified as property and equipment, and goods intended for maintenance or sale are classified as current assets.

     e) Investment

        The investment in subsidiary is recorded using the equity method, based upon the subsidiary's operations and is eliminated in the consolidation process.

     f) Property and equipment

        Property and equipment are stated at the cost of acquisition and/or construction less accumulated depreciation. Depreciation is provided using the straight-line method based upon the estimated useful lives of the underlying assets. The annual depreciation rates are as follows:

         Network equipment                                              12.5%
         Power equipment                                                 20%
         Software                                                        20%
         Buildings                                                    5 to 10%
         Other assets (when applicable)                               10 to 20%

        The interest and financial charges relating to the financing obtained for constructions in progress of the subsidiaries are capitalized until the installation is placed into service. Maintenance and repairs are capitalized, when they represent improvement (increase of the useful lives or installed capacity).

        The recoverable value for the subsidiaries' capital assets is periodically evaluated to determine whether the recoverable value is less then the related net book value. When that occurs, the subsidiaries reduce its net book value to the recoverable value.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

2. Summary of Significant Accounting Policies - Continued

   g)  Foreign currency transactions

       Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are readjusted monthly to the exchange rate at the month end. Exchange differences are recognized in the statement of operations when incurred.

    h) Income and social contribution taxes

       The income tax is computed based on pretax income adjusted for the exclusions and additions as determined by the Brazilian tax legislation, particularly with respect to the equity pick-up adjustment (holding Company), the allowance for doubtful accounts, and the provision for contingencies. The social contribution was computed at official rates on the pretax income before income tax. Deferred income tax and social contribution is recorded, based on official rates, on the expected realization value of the tax benefit generated by the premium acquired from the Controlling company, tax loss carry forwards, negative basis of social contribution and for timing differences which deductibility or taxation will occur in the future.

       Management believes that the deferred income and social contribution taxes are realizable and is currently evaluating the best approach to realize those tax credits

    i) Provision for contingencies

       The provision for contingencies is recorded in order to cover eventual losses, based upon the legal counsels' opinions.

    j) Revenue Recognition

       Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, charges for maintenance and other customer services. All services are billed monthly. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

2.   Summary of Significant Accounting Policies - Continued

     k) Pension plan

        Amazonia Celular S.A. - Maranhao and its subsidiaries participate in pension plans that provide to its employees, pension and other post-retirement benefits. The actuarial obligations have been calculated with the adoption of the projected unitary credit method, according to Deliberation CVM 371/2000.

     l) Employee Bonus

        The Company records for Bonus for its employees based upon the achievement of goals established for the year, subject to approval by the shareholders' meeting.

3. Related Parties Transactions


                                                        Holding Company              Consolidated
                                                   ---------------------------  -------------------------
                                                     09/30/02      06/30/02     09/30/02      06/30/02
                                                   -------------- ------------  -----------  ------------
    Assets:
       Amazonia Celular S.A. - Para                         211           94            -             -
       Amazonia Celular S.A. - Amazonas                     194           86            -             -
       Amazonia Celular S.A. - Maranhao                     114           51            -             -
       Amazonia Celular S.A. - Amapa                         28           13            -             -
       Amazonia Celular S.A. - Roraima                       23           10            -             -
                                                   -------------- ------------  -----------  ------------
                                                            570          254            -             -
                                                   ============== ============  ===========  ============
                                                   ============== ============  ===========  ============
    Liabilities:
       Telemig Celular S.A.                                   -            -          699         5,284
       Telemig Celular Participacoes S.A.                     -            -          627           465
                                                   -------------- ------------  -----------  ------------
                                                              -            -        1,326         5,749
                                                   ============== ============  ===========  ============

        On December 28, 1999, Amazonia Celular S.A. - Maranhao, its holding Company (Tele Norte Celular Participacoes S.A.), its subsidiaries (Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima) and related parties linked to its indirect holding Company - Telpart Participacoes S.A. (Telemig Celular Participacoes S.A., Telemig Celular S.A.) signed agreements for sharing human resources and administrative activities, with the allocation of the related expenses. The agreements were approved by Shareholders' Meetings of the Companies, as follows:

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


3. Related Parties Transactions - Continued

                                                  Date of Meeting
                                                  ---------------

    Telemig Celular Participacoes S.A               12/28/1999
    Telemig Celular S.A.                            12/29/1999
    Tele Norte Celular Participacoes S.A.           12/28/1999
    Amazonia Celular S.A. - Para                    12/27/1999
    Amazonia Celular S.A. - Amazonas                12/29/1999
    Amazonia Celular S.A. - Maranhao                12/29/1999
    Amazonia Celular S.A. - Amapa                   12/29/1999
    Amazonia Celular S.A. - Roraima                 12/30/1999

       The assets and liabilities are exclusively related to the agreements for sharing human resources and administrative activities, mentioned above.

4. Accounts Receivable, Net

                                                    Consolidated
                                             -----------------------------
                                               09/30/02       06/30/02
                                             -------------- --------------

    Telecommunication services                     66,340         70,128
    Sales of handsets and accessories              13,142         11,001
                                             -------------- --------------
                                                   79,482         81,129
    Allowance for doubtful accounts               (18,648)       (20,687)
                                             -------------- --------------
                                                   60,834         60,442
                                             ============== ==============

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


5. Investment in Subsidiaries

a) The details of the participation in subsidiaries can be summarized as follows:


                                                                             30.09.02
                                               ---------------------------------------------------------------------
                                                 Amazonia      Amazonia     Amazonia      Amazonia     Amazonia
                                               Celular S.A.     Celular      Celular      Celular       Celular
                                                - Maranhao    S.A.- Para     S.A. -     S.A.- Amapa      S.A.-
                                                                            Amazonas                    Roraima
                                               -------------- ------------ ------------ ------------- ------------
     Share capital                                  251,759      155,932       98,680        13,313        7,405
     Shareholders' equity                           227,401      106,605      129,288        22,881       15,108
     Net income for the period                      (34,224)     (52,926)      (9,760)       (1,271)        (464)
     % of ownership                                   74.96
     % of voting shares                               89.78
     Number of shares held (in thousands):
        Preferred                                 5,935,415
        Common                                    5,098,287
     Equity pick-up adjustment:
        From the subsidiaries' net income           (25,654)
        From items not affecting the
        subsidiaries' results of operations             104
                                               --------------
                                                    (25,550)
                                               ==============



---------------------------------------------------------------------------------------------------------------------
                                                              30.06.02

                                                     Amazonia     Amazonia     Amazonia     Amazonia     Amazonia
                                                      Celular      Celular      Celular      Celular      Celular
                                                      S.A. -        S.A.-       S.A. -        S.A.-        S.A.-
                                                     Maranhao       Para       Amazonas       Amapa        Roraima
                                                     --------       ----       --------       -----        -------
     Share capital                                   251,759      155,932       98,680       13,313        7,405
     Adjusted shareholders' equity                   244,241      137,907      136,513       23,903       15,833
     Adjusted net income (loss) for the quarter      (17,245)     (18,959)      (1,816)         (85)         485
     % of ownership                                    74.96
     % of voting shares                                89.78
     Number of shares held (in thousands):
     Preferred                                     5,935,415
     Common                                        5,098,287
     Equity pick-up adjustment:

       From subsidiaries' net income                 (12,927)

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


5. Investment in Subsidiaries - Continued

b)   Change in the balance of investments:

                                                  30.09.02      30.06.02
                                                -----------------------------
     Balance at the beginning of quarter           183,083       194,139
     Equity pick up adjustment                     (12,623)      (11,056)
                                                -----------------------------
     Balance at the end of quarter                 170,461       183,083
                                                =============================

c)   Other Information:

     The holding Company's independent auditors audited the financial statements of the subsidiaries.

6. Debt

                                                                                        Holding Company
                                                                              --------------------------------------
                                                                                  09.30.02           06.30.02
                                                                              ------------------  ----------------
ABN AMRO - The outstanding balance includes foreign exchange adjustments and bears interest of 0.4% per year above Libor. The installments are due
on a semi annual basis, with the final installment due in March 2003.                   10,713            13,346

Export and Development Canada - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 5.75% per year above Libor. The installments are due on a semi annual basis, with the final
installment due in December 2004.                                                       60,858            44,444

Santander / BBA - Lastro de importacao - The outstanding balance includes foreign exchange adjustments and bears interest of 4.15% per year above Libor.
The interest is due on a semi annual basis, with the final
installment due in September 2003.                                                      81,791            59,731

Citibank / Overseas Private Investment Corporation - OPIC - The outstanding balance includes foreign exchange adjustments and bears interest of 3.925% per year above Libor. The installments are due on a
semi annual basis, beginning April 2002 with the final installment in                  170,402           124,443
October 2005.

BNDES - The outstanding balance is adjusted by the long-term interest rate
(TJLP) increased by 3.8% per year. The interest payments are due quarterly
beginning October 2001 and the principal is due in December 2005.                       99,905           106,579

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)



BNDES - The outstanding balance is adjusted by the long-term monetary unit
(UMBNDES), increased by 3.8% per year. The interest payments are due quarterly until October 2002 and monthly beginning November 2002.  Principal is due
monthly beginning October 2002, with final installment due in January 2006.             76,579            61,322


Other                                                                                      776               627
                                                                              ------------------  ----------------
                                                                                       501,024           410,492
Less: short term portion                                                              (219,410)         (114,406)
                                                                              ------------------  ----------------
Long-term portion                                                                      281,614           296,086
                                                                              ==================  ================

    Some of the financing contracts obtained by the subsidiaries have covenants related to the destination of funds as specified in the contracts, based principally on balance sheet related ratios. If an event of default occurs, the long term financing obtained with the above mentioned institutions may have their due dates anticipated. On September 30, 2002 all covenants were attended by the subsidiaries.

    The contract with the EDC and with the Citibank N.A./OPIC are guaranteed by Telemig Celular Participacoes S.A. The contract with BNDES is secured by entailment of receivables at the amount of 1.5 times the highest monthly installment

7. Provision for Contingencies

                                          Consolidated
                                 ----------------------------------
                                   09/30/02           06/30/02
                                 ----------------- ----------------
    Tax contingencies                     75,624           65,432
    Civil claims                           1,536            1,676
    Labor claims                             758              395
    Escrow deposits                      (50,123)         (40,970)
                                 ----------------- ----------------
                                          27,795           26,533
                                 ================= ================

    a) Tax contingencies

       Refers mainly to ICMS over monthly fees, activation fees and rentals. Management, supported by its legal advisors, understands that only telecommunications services should be subject to ICMS, a state value-added tax, and therefore, that the application of ICMS on monthly fees, activation fees and rentals is unlawful, as these do not constitute telecommunications services. In December 1998, the subsidiaries obtained a preliminary court ruling and stopped remitting the ICMS on fees, beginning to record a provision and to make escrow deposits of the amounts involved. In January 2002, the company obtained a

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

       preliminary court ruling liberating the Escrow deposits, recognizing in its liabilities the gross value of the contingency.

    b) Civil claims

       Civil claims mainly correspond to lawsuits proposed by its clients. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from court rulings.

    c) Labor claims

       The Company is subject to some labor claims proposed by its former employees. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from court rulings.

8. Shareholders' Equity

    a) Subscribed and paid-in capital

       Subscribed and paid in capital in the amount of R$ 84,074 is comprised of 335,084,123 thousand shares being 124,623,906 thousand common shares and 210,460,217 thousand preferred shares without par value. The authorized capital is 700,000,000 thousand shares. The amount of shares is pending ratification of Shareholders' meeting.

       The preferred shares of the Company are non-voting, except in the circumstances determined in the by-laws and are entitled to priority in case of capital reimbursement and in the payment of minimum non-cumulative annual dividends of 6% computed on the result of the division of the subscribed capital by the total number of shares of the Company.

    b) Extinguishment of non-claimed dividends and interest on capital

       During the current quarter, the Company and its subsidiaries reversed non-claimed dividends and interest on capital in the amount of R$ 255 (holding) and R$ 1,289 (consolidated). The reversal was charged to Retained Earnings account within Shareholder's Equity of the respective companies.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


9. Financial Instruments

    a) General aspects

       The company and its subsidiaries participate in transactions involving financial instruments in order to reduce the exposure to risks of interests and foreign currencies. The administration of these risks is carried out by means of the pre-determination of strategies and determination of exposure limits.

    b) Market value of financial instruments

       The market value of the financial assets and liabilities were determined based on available market information and appropriate valuation methodology. The use of different market assumptions and/or estimation methodologies could cause a different effect in the market-estimated values. Except when indicated below, the book value of the financial instruments referring to other assets and liabilities is approximately equivalent to its market value.

    c) Swap options

       The subsidiary has foreign currency swap option contracts in order to minimize eventual losses due to the devaluation of Brazilian Reais as compared to the US Dollar. At September 30, 2002, the nominal value of the swap contracts totaled R$ 184,499 (consolidated). The contracts are due from December 2002 to July 2006.

       The gains and losses incurred with such transactions occur from differences on the variation in contracted indexes over referred indexes and are recorded on the accrual basis as net financial income or expense. At September 30, 2002 the receivable value of swap contracts totalized R$ 95,258, with R$ 62,880 being presented in other non-current assets and the remaining balance in other current assets

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                 in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                  STATUTORY


--------------------------------------------------------------------------------
05.01 - MANAGEMENT AND DISCUSSION ANALYSIS FOR THE QUARTER
--------------------------------------------------------------------------------


Refer to the Management Discussion and Analysis on consolidated interim financial information.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                 in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                             3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.        02.558.154/0001-29
--------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET (In thousands of reais)

                                                   September 30,       June 30,
                                                       2002              2002
                                                 ---------------    ------------
ASSETS

Current Assets:
     Cash and Cash Equivalents                             86,647    100,995
     Accounts Receivable, Net                              60,834     60,442
     Recoverable Taxes                                     11,883     16,681
     Deferred Income Tax and Social Contribution           54,326     37,415
     Inventories                                           13,178      5,279
     Accounts Receivable from Hedge Operations             32,378      3,840
     Prepaid amounts and other current assets               5,240      9,569
                                                   ---------------  ---------
                                                          264,486    234,221
                                                   ---------------  ---------

Long-Term Assets:
     Deferred Income Tax and Social Contribution           60,574     58,643
     Recoverable Tax                                        5,064      5,347
     Accounts Receivable from Hedge Operations             62,880     10,172
     Other non-current assets                                 963      1,074
                                                   ---------------  ---------
                                                          129,481     75,236
                                                   ---------------  ---------

Permanent assets:
     Investments                                               77         77
     Property and Equipment                               488,853    499,745
                                                   ---------------  ---------
                                                          488,930    499,822
                                                   ---------------  ---------


                                                   ---------------  ---------
Total Assets                                              882,897    809,279
                                                   ===============  =========

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY



01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                          3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.     02.558.154/0001-29
--------------------------------------------------------------------------------


06.02 - CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY
                                               September 30,         June 30,
                                                  2002                 2002
                                            ------------------   ---------------
Current Liabilities:
  Current portion of long term debt                    219,410         114,406
  Trade creditors                                       34,235          33,954
  Taxes and contributions                               10,601           8,093
  Dividends                                              3,104           4,402
  Accrued liabilities                                   12,374          11,479
  Other current liabilities                              7,711           8,306
                                            -------------------   ------------
                                                       287,435         180,640
                                            -------------------   ------------

Non Current Liabilities:
  Long term debt                                       281,614         296,086
  Provision for contingencies                           27,795          26,533
  Related parties transactions                           1,326           5,749
  Pension plan obligation                                1,805           1,805
                                            -------------------   ------------
                                                       312,540         330,173
                                            -------------------   ------------

Shareholders' Equity
  Share Capital                                         84,074          84,074
  Capital Reserves                                      50,316          49,293
  Income Reserves                                       50,435          50,435
     Legal                                               7,311           7,311
     Realizable Profit Reserve                          35,559          35,559
     Special for Payment of Dividends                    7,565           7,565
   Retained Earnings                                    41,157          53,506
                                            -------------------   ------------
                                                       225,892         237,308
                                            -------------------   ------------

                                            -------------------   ------------
Total Liabilities and Shareholders' Equity             882,897         809,279
                                            ===================   ============

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                           3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
--------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENTS OF INCOME

                                                               07/01/02 a       01/01/02 a     07/01/02 a      01/01/01 a
                                                                09/30/02         09/30/02       09/30/01        09/30/01
                                                             ----------------- -------------- --------------  --------------

   Gross Revenue                                                     151,086        438,633       159,672         507,836
   Deductions                                                        (35,204)      (104,685)      (37,595)       (129,596)
                                                             ----------------- -------------- --------------  --------------
Net Revenue                                                          115,882        333,948       122,077         378,240
   Cost of Services and Goods Sold                                   (62,825)     (182,121)       (61,223)       (172,265)
                                                             ----------------- -------------- --------------   -------------

Gross Profit                                                          53,057        151,827        60,854         205,975
Operating Revenue (Expenses)
   Selling expenses                                                  (24,681)       (73,242)      (38,448)       (105,268)
   General and administrative expenses                               (22,933)       (62,825)      (19,436)        (55,536)
   Financial income                                                   87,760        134,053        11,616          25,366
   Financial expenses                                               (123,030)      (205,936)      (53,362)       (113,725)
   Other operating income                                                655          2,131         1,149           3,726
                                                             ----------------- -------------- --------------  --------------
Total Operating Expenses                                             (82,229)      (205,819)      (98,481)       (245,437)
                                                             ----------------- -------------- --------------  --------------
Operating Loss                                                       (29,172)       (53,992)      (37,627)        (39,462)
                                                             ----------------- -------------- --------------  --------------
Non-operating income
   Revenues                                                              276          1,241         2,414           3,374
   Expenses                                                             (229)        (1,614)       (2,369)         (2,970)
                                                             ----------------- -------------- --------------  --------------
Income before taxes and participation                                (29,125)       (54,365)      (37,582)        (39,058)
Income Tax and Social Contribution                                    (6,923)        (6,649)         (586)         (7,177)
Deferred Income Taxes                                                 19,054         29,694         12,818         21,186

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                          3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.     02.558.154/0001-29
-------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENTS OF INCOME

                                                                         07/01/02 a       01/01/02 a     07/01/02 a    01/01/01 a
                                                                          09/30/02         09/30/02       09/30/01      09/30/01
                                                                        ---------------- -------------- ------------ --------------
Profit Sharing / Contributions
   Profit Sharing                                                             (860)        (4,334)          (729)       (2,163)
Contributions
     Equity variation not originated from the subsidiaries' operations         998            998              0             0
Minority Interests                                                           4,252          8,570          6,613         6,649
                                                                        ------------ -------------- --------------  ------------
Loss                                                                       (12,604)       (26,086)       (19,466)      (20,563)
                                                                        ============ ============== ==============  ============

Number of Shares                                                        335,084,123   335,084,123    335,085,155    335,084,155

Loss per Share                                                            (0.00004)      (0.00008)      (0.00006)     (0.00006)


 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. COVERAGE

The analysis were based on consolidated figures of Telemig Celular Participacoes S.A. and comprise the period from 07/01/2002 to 09/30/2002 compared to the prior quarters and corresponding quarters of previous year.

2. OPERATIONAL PERFORMANCE

Customers base
--------------

The Company's customer base reached 910,574 during the third quarter of 2002. Year-over-year, this represents a 3.4% increase in the client base. Net additions amounted to 2,846 for the quarter.

For the third quarter of 2002, prepaid net additions were 15,575, bringing the total prepaid base to 669,493 clients, or 74% of the total customer base. The postpaid base decreased by 12,729 customers, ending the quarter with 241,081 customers or 26% of the total base.

                                  Client Base (In Thousands)
                                       Graphic Omitted

                      3rd Q 2001  4th Q 2001  1st Q 2002 2nd Q 2002  3rd Q 2002
                      ----------  ----------  ---------- ----------  ----------
Postpaid                  332         306        276         254        241
Prepaid                   548         603        631         654        669
Total                     881         909        907         908        911

Churn
-----

For the third quarter of 2002, the blended annualized churn rate was 32.8% compared to the 34.5% reported in the previous quarter. The postpaid annualized churn rate decreased from 42.1% in the 2Q02 to 34.5% in the 3Q02.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company expects the postpaid churn rate to increase slightly during the last quarter of the year.

The prepaid annualized churn rate for the quarter was 32.2%, compared to the 31.3% registered in the previous quarter. The Company anticipates a slight decrease in the prepaid churn rate for the fourth quarter of 2002.

Minutes of Usage (MOU) and Average Revenue Per User (ARPU)
----------------------------------------------------------

Postpaid MOU (minutes of use) for 3Q02 totaled 249, representing a 10% increase when compared to the 225 registered in the previous quarter This increase is consistent with our strategy to place clients in the most suitable plan. As a result, postpaid ARPU increased to R$87 for 3Q02 compared to the R$80 registered in the second quarter of the year.

Prepaid MOU increased to 58 from the 53 registered in the previous quarter. As a result, prepaid ARPU reached R$18, increasing by 13% or R$2 when compared to the 2Q02.

Blended ARPU for the third quarter increased by R$2 or 6% when compared to the previous quarter. See below:

                                           APRU (R$)
                                        Graphic Omitted

                      3rd Q 2001  4th Q 2001  1st Q 2002 2nd Q 2002  3rd Q 2002
                      ----------  ----------  ---------- ----------  ----------
Postpaid                   70          80         76          80         87
Prepaid                    20          23         16          16         18
Blended                    40          43         35          35         37


Market Share
------------

Market share was estimated at 61% compared to the 65% registered in the previous quarter as a result of the entrance of a new competitor. Gross sales share for 3Q02 was an estimated 43%.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

3. INCOME STATEMENT



                                                        INCOME STATEMENT (BR GAAP) (R$ 000)
--------------------------------------------------------------------------------------------------------------------------
                                                 2001                               2002                         Var. %
---------------------------------------------------------------------------------------------------------------
                                        3rd Quarter  4th Quarter  1st Quarter  2nd Quarter 3rd Quarter   YTD   (3Q02/2Q02)
---------------------------------------------------  -----------  -----------  ----------- -----------   ---   -----------

 Service Revenues - GROSS                  142,356     148,252      130,774       128,334    135,947    395,055      5.9%
 Equipment Revenues - GROSS                 17,226      21,073       15,702        12,737     15,139     43,578     18.9%
--------------------------------------------------------------------------------------------------------------------------
 Total Revenues - GROSS                    159,582     169,325      146,476       141,071    151,086    438,633      7.1%
 Taxes                                     (37,505)    (35,441)     (35,218)      (34,263)   (35,204)  (104,685)     2.7%
 Service Revenues - NET                    107,536     118,237       98,928        97,316    104,133    300,377      7.0%
 Equipment Revenues - NET                   14,541      15,647       12,330         9,492     11,749     33,571     23.8%
--------------------------------------------------------------------------------------------------------------------------
 Total Revenues - NET                      122,077     133,884      111,258       106,808    115,882    333,948      8.5%
 Cost of Services                           30,540      34,989       28,518        27,426     29,451     85,395      7.4%
 Cost of Equipment                          14,443      17,646       13,391        12,462     14,536     40,389     16.6%
 Selling & Marketing Expenses               21,991      23,573       20,647        19,653     22,939     63,239     16.7%
 Bad Debt Expense                           16,248      14,613        5,804         3,260      2,143     11,207    -34.3%
 General & Administrative Expenses          13,515      (2,849)      12,481        14,329     13,656     40,466     -4.7%
---------------------------------------------------------------------------------------------------------------------------
 EBITDA                                     25,340      45,912       30,417        29,678     33,157     93,252     11.7%
   %                                         23.6%       38.8%        30.7%         30.5%      31.8%      31.0%      1.3%
 Depreciation & Amortization                21,215      22,136       23,673        24,628     27,060     75,361      9.9%
 Interest Expense (l)(2)                    14,828      25,622       15,453         7,798     14,247     37,498     82.7%
 Interest Income                           (11,616)      3,343       (5,435)      (40,858)   (87,760)  (134,053)   114.8%
 Foreign Exchange Loss (2)                  38,534     (35,176)         681        58,974    108,783    168,438     84.5%
 Others                                        669       3,344        1,595         2,300       (186)     3,709   -108.1%
 Income Taxes                              (12,211)      7,678       (2,785)       (8,129)   (12,131)   (23,045)    49.2%
 Minority Interests                         (6,613)      4,998         (625)       (3,693)    (4,252)    (8,570)    15.1%
--------------------------------------------------------------------------------------------------------------------------
 Net Income                                (19,466)     13,967       (2,140)      (11,342)   (12,604)   (26,086)    11.1%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Earnings per thousand shares (R$)          (0.058)      0.042       (0.006)       (0.034)    (0.038)    (0.078)    11.1%
 Earnings per ADS (R$)                      (2.905)      2.084       (0.319)       (1.692)    (1.881)    (3.892)    11.1%
--------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 3Q01 - R$8,607 thousand; 4Q01- R$11,413 thousand; 1Q02 - R$8,358 thousand; 2Q02 - R$9,694 thousand; and, 3Q02 - R$7,917 thousand.
(2) 1Q02 and 2Q02 amounts relate to foreign exchange losses on the debt portion denominated in the currency basket index from the BNDES which were adjusted (debit in the interest expense account/credit in the foreign exchange loss account). The amounts adjusted were R$320 thousand and R$12,630 thousand for 1Q02 and 2Q02, respectively.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY



08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

3. INCOME STATEMENT

Revenue
-------

Net service revenues totaled R$104.1 million, increasing by R$6.8 million or 7% when compared to the previous quarter. This increase stemmed from an 11% increase in outgoing traffic and 5% increase in incoming traffic.

Net equipment revenues totaled R$11.7 million, an increase of R$2.3 million or 24% over the previous quarter. Total net revenues for the quarter were R$115.9 million, representing an R$9.1 million or 8% increase when compared to 2Q02.

For the 3Q02, handset subsidies for client acquisitions were R$2.8 million, or R$36 per gross addition.

Cost of services and goods sold and operating expenses
------------------------------------------------------

Cost of services for the third quarter of the year reached R$29.5 million, an increase of R$2.0 million or 7% compared to the R$27.4 million registered in the previous quarter. This increase is fully related to interconnection costs in line with changes in traffic level.

Selling and Marketing expenses for the quarter totaled R$22.9 million, an increase of R$3.3 million, or 17%, when compared to 2Q02. This significant increase is primarily the result of adjustment on handset inventory to reflect its fair market value (R$1.9 million) and to client retention related expenses.

G&A expenses totaled R$13.7 million, a decrease of R$0.7 million or 5% compared to the R$14.3 million registered in the previous quarter. This decrease was mainly the result of lower headcount and consulting expenses in the quarter.

The customer acquisition cost for the third quarter of 2002 was R$151, representing a steep decrease of 27% compared to the R$207 registered in the previous quarter. This decrease was primarily due to reduced advertising and headcount expenses during the quarter.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY



08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

On the other hand, retention costs for the 3Q02 represented 9.0% of net service revenues, compared to the 6.3% recorded in the 2Q02. This increase reflects the focus on retention efforts involving handsets subsidies aimed at maintaining the ultra high/high value users within the customer base.

Bad debt continued its downward trend, representing 2.1% of service revenues in the third quarter as compared to the 3.3% reported in the 2Q02. When calculated against total net revenues, bad debt was 1.8%, considerably lower than the 3.1% registered in the previous quarter. This significant reduction reflects the success of a 2000/2001 receivables recovery campaign (R$0.8 million) that was implemented in August 2002.

                                     Graphic Omitted

                      3rd Q 2001  4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
                      ----------  ----------  ----------  ----------  ----------
% of net service
  revenues               15.1%       12.4%       5.9%        3.3%         2.1%
% of total net
  revenues               13.3%       10.9%       5.2%        3.1%         1.8%


EBITDA
------

EBITDA and EBITDA margin (excluding handsets) for the third quarter of 2002 reached R$33.2 million and 31.8%, respectively, compared to the R$29.7 million and 0.5% registered for the previous quarter. Year-over-year this represents an increase of 31%. Year-to-date EBITDA and EBITDA margin reached R$93.3 million and 31.0%, respectively.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY

                                 EBITDA (R$ mm)
                                Graphic Omitted

                      3rd Q 2001  4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
                      ----------  ----------  ----------  ----------  ----------

EBITDA                     25         46          30          30          33
EBITDA Margin              23.6%      38.8%       30.7%       30.5%       31.8%


Depreciation and amortization
-----------------------------

For the 3Q02, depreciation and amortization reached R$27.1 million, increasing by R$2.4 million when compared the previous quarter. The difference is primarily due to the acceleration of the depreciation of the billing system that will be replaced by the 1Q03.

Financial expenses, net
-----------------------

                                                            R$ millions
                                                      3Q02              YTD
                                                      ----              ---

Interest Expenses (a)                                 14.2             37.5
Interest Income (b)                                  (87.8)          (134.1)
Foreign Exchange Loss (c)                            108.8            168.4
                                                   --------          -------
NET FINANCIAL EXPENSES                                35.3             71.9

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gain on hedging operations (if any); and, c) Foreign exchange loss: exclusively reflects currency devaluation changes on debt principal and interest payable.

                                                          R$ millions
                                                     3Q02              YTD
                                                     ----              ---

Expenses related to debt denominated
  in foreign currency                                 115.7            186.8
Gain on hedge operations                               79.2            112.5
                                                    --------          -------
  Sub-total                                            36.5             74.3
Expenses related to debt denominated
  in Reais                                              3.5             10.8
                                                    --------          -------
Financial expenses (debt related)                      40.5             85.1
Net financial expenses (not related to debt)**         (0.7)            (1.9)
                                                    --------          -------
  Sub-total                                            39.3             83.3
Interest income - cash investing activities             4.0             11.4
NET FINANCIAL EXPENSES                                 35.3             71.9
*Net of PIS/COFINS on interest income
**Net Financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

Loss
----

Net loss for the 3Q02 totaled R$12.6 million, or R$1.881 per ADS (R$0.038 per thousand shares. It is important to note that the acceleration of the depreciation (R$1.9 million - net of taxes) and the net foreign exchange loss (R$17.6 million - net of taxes) have adversely impacted the 3Q02 net results by R$19.5 million.

4. CAPITAL EXPENDITURES

During the third quarter of 2002, Amazonia Celular's capital expenditures were R$16.6 million. Year-to-date investments totaled R$32.1 million. It should be noted that reduced capital expenditures has not impacted the Company ability to support traffic demand. As of September 30, 2002, 99% of the Company's clients were on the digital network, representing 90% of total traffic.

              CAPEX (R$ millions)   1Q02       2Q02       3Q02
              ------------------    ----       ----       ----

              Network                3.6        5.5        5.9
              IS/IT                  0.3        5.0       10.0
              Others                 0.2        1.0        0.7
              TOTAL                  4.1       11.5       16.6

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

5. FINANCIAL INFORMATION

Free cash flow
--------------

Free cash flow for the quarter was a negative R$13.0 million. Year-to-date free cash flow amounted to a positive R$39.2 million.

                               CASH FLOW (BR GAAP)

                                                                        (R$ 000)
--------------------------------------------------------------------------------
                                                         3Q02           YTD
--------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                     (12,604)         (26,086)
Adjustments to reconcile net income (loss)
 to net cash provided by operatinq cash activities
  Depreciation and amortization                        27,060           75,361
  Monetary variation and foreign exchange
    loss (principal)                                  108,811          170,043
  Unrealized income on hedging operations             (79,188)        (112,475)
  Deferred income taxes and social charges            (19,054)         (29,694)
  Minority interest                                    (4,252)          (8,570)
  Other                                                (1,414)          (2,552)
Changes in operating assets and liabilities               913           31,108
                                                     ---------       -----------
Net cash provided by operating activities              20,272           97,135
--------------------------------------------------------------------------------
Investing Activities
  Proceeds from sale of property, plant and equipment     276            1,241
  Capital expenditures                                (16,606)         (32,117)
Net cash used in investing activities                 (16,330)         (30,876)
--------------------------------------------------------------------------------
Financing Activities
  Amortization of loans                               (18,279)         (69,290)
  Payment of dividends and interest on capital            (11)            (100)
                                                     ----------      -----------
Net cash provided by financing activities             (18,290)         (69,390)
--------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents  (14,348)          (3,131)
--------------------------------------------------------------------------------

Cash and cash equivalents, beginning of the period    100,995           89,778
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period           86,647           86,647
--------------------------------------------------------------------------------

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY



08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

Debt
----

As of September 30, 2002, total debt was R$501.0 million, with 80% denominated in foreign currencies (65% denominated in US Dollars and 15% denominated in a currency basket index from the BNDES). From the US dollar denominated debt, 98% was hedged at the end of the third quarter. From total debt denominated in foreign currency, 79% was hedged. The Company's indebtedness was partially offset by cash and cash equivalents (R$86.6 million) and accounts receivable from hedging operations (R$95.3 million), resulting in net debt of R$319.1 million

Financial ratios
----------------

                            Ratios                1Q02     2Q02     3Q02
                            ------                ----     ----     ----

                    Net Debt/EBITDA (1) =          2.1      2.2      2.3
                    Net Debt/Total Assets =        35%      37%      36%
                    Interest Coverage Ratio (1) =  3.3      3.4      3.7
                    Current Liquidity Ratio =      1.4      1.3      0.9

                    (1) Last twelve months


Debt payment schedule
---------------------

Year                  R$ millions           % denominated in
                                            foreign currency
----                  -----------           ----------------

2002                     53.1                      86%
2003                    216.3                      86%
2004                    126.9                      76%
2005                    102.6                      70%
2006                      2.1                     100%
2007                      0.1                     100%

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY



08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

6. LAUNCH OF NEW PLAN

Last September, Amazonia Celular launched a new tariff plan commercially branded as "Plano Controle" (Control Plan). Through this plan, clients pay a fixed amount of R$29.00 per month, of which R$5.40 is the monthly fee and R$23.60 are the airtime credits. For the State of Para the fixed amount is R$31.00 per month, where R$5.80 is the monthly fee and R$25.20 are the airtime credits.

The credits that are not used in one month can be carried over to the next month, then, if not used, will expire. During the month, if the credits expire, the customer can activate prepaid calling cards and continue to place calls. This new plan positions customers between the prepaid and postpaid plans and the Company accounts for them in the postpaid subscribers base.

7. ENTRANCE OF A FOURTH PLAYER

Telecom Italia Mobile (TIM) began operations on October 7th in the State of Para. TIM is a Band E company operating with GSM technology under a SMP ("Servico Movel Pessoal") contract.

Telemar's mobile subsidiary, Oi, which launched its services on June 24th, in the State of Para, expanded its operations to the States of Maranhao and Amazonas in September.

8. OUTLOOK

For the last quarter of the year, Amazonia Celular expects to maintain gross sales share at approximately the same level as the third quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to represent approximately 3.0% to 4.0% for the last quarter of the year.

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 10%-11% by year-end from the current level of 9%.

Management has revised its total capital expenditures forecast for the year to approximately R$60 million (Note: this estimate does not include any capital expenditures associated with network upgrades).

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION



This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "antici pates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


16.01 - OTHER INFORMATION

According to the policies of corporate governance, the Company discloses the additional information below, related to the composition of its share capital. All the data relates to 09/30/02:

1. OUTSTANDING SHARES


---------------------     ----------------    ------------------     ----------------     -------------------
        Class             Number of shares    Outstanding shares     % of outstanding     % of outstanding
                                                                      shares X class       shares X total
---------------------     ----------------    ------------------     ----------------     -------------------
Common                     124,623,841,906       59,989,880,310           48.14                 17.90
---------------------     ----------------    ------------------     ----------------     -------------------
Preferred                  210,460,313,451      210,274,535,100           99.91                 62.75
---------------------     ----------------    ------------------     ----------------     -------------------
Total                      335,084,155,357      270,264,415,410           80.66                 80.66
---------------------     ----------------    ------------------     ----------------     -------------------

The above table represents all the outstanding shares issued by the Company, except those held by the controlling shareholder.

2. SHARES HELD BY THE CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL BOARD


---------------------------    --------------------      ----------------------        -----------------
        Shareholder                Common shares            Preferred shares             Total shares
---------------------------    --------------------      ----------------------        -----------------
Controlling                       64,633,961,596                 185,778,351             64,819,739,947
---------------------------    --------------------      ----------------------        -----------------
Administrative Council                   129,300                   1,007,274                  1,136,574
---------------------------    --------------------      ----------------------        -----------------
Fiscal Board                               4,578                       4,582                      9,160
---------------------------    --------------------      ----------------------        -----------------
Board of Directors                        20,452                      11,318                     31,770
---------------------------    --------------------      ----------------------        -----------------

3. SHAREHOLDERS HOLDING (DIRECTLY OR INDIRECTLY) MORE THAN 5% OF VOTING CAPITAL


-------------------------    ---------   ---------------   -----  ------------------  -----   ---------------   -----
            Name              Country     Common Shares      %     Preferred Shares     %      Total Shares       %
-------------------------    ---------   ---------------   -----  ------------------  -----   ---------------   -----
Telpart Participacoes S.A.    Brazil      64,633,961,596   51.86      185,778,351      0.09    64,819,739,947   19.34
-------------------------    ---------   ---------------   -----  ------------------  -----   ---------------   -----
Emerging Markets Growth                    9,099,521,561    7.30                0         0     9,099,521,561    2.72
Fund Inc
-------------------------    ---------   ---------------   -----  ------------------  -----   ---------------   -----
Caixa de Prev dos Func do     Brazil       6,722,609,331    5.39    5,926,356,870      2.82    12,648,966,201    3.77
Banco do Brasil
-------------------------    ---------   ---------------   -----  ------------------  -----   ---------------   -----

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


16.01 - OTHER INFORMATION

TELPART PARTICIPACOES S.A.

-------------------------  -------     ------      -----   ------------    -----
            Name           Country     Common        %     Total Shares      %
                                       Shares
-------------------------  -------     ------      -----   ------------    -----
Newtel Participacoes S.A.  Brazil     488,993,257  51.07   488,993,257     51.07
-------------------------  -------    -----------  -----   ------------    -----
TIW do Brasil Ltda         Brazil     468,150,357  48.90   468,150,357     48.90
-------------------------  -------    -----------  -----   ------------    -----
Outros                                    289,040   0.03       289,040      0.03
-------------------------  -------    -----------  -----   ------------    -----
Total                                 957,432,654 100.00   957,432,654    100.00
-------------------------  -------    -----------  -----   ------------    -----

NEWTEL PARTICIPACOES S.A.

------------------------------------     ---------    -------------   -----    ------------    -----
               Name                       Country     Common Shares     %      Total Shares      %
------------------------------------     ---------    -------------   -----    ------------    -----
Opportunity Mem S.A.                     Brazil        260,045,924    53.06     260,045,924    53.06
------------------------------------     ---------    -------------   -----    ------------    -----
Previ - Cx de Prev dos Func do Banco     Brazil        138,010,705    28.16     138,010,705    28.16
do Brasil
------------------------------------     ---------    -------------   -----    ------------    -----
Sistel - Fund Sistel de Seguridade       Brazil         47,737,370     9.74      47,737,370     9.74
Social
------------------------------------     ---------    -------------   -----    ------------    -----
Petros - Fund Petrobras de Seguridade    Brazil         27,082,980     5.53      27,082,980     5.53
Social
------------------------------------     ---------    -------------   -----    ------------    -----
Others                                                  17,231,465     3.52      17,231,465     3.52
------------------------------------     ---------    -------------   -----    ------------    -----
Total                                                  490,108,444   100.00     490,108,444   100.00
------------------------------------     ---------    -------------   -----    ------------    -----

OPPORTUNITY MEM S.A.

------------------------------------     ---------    ---------------    -----     -------------     -----
                 Name                     Country      Common Shares       %       Total Shares        %
------------------------------------     ---------    ---------------    -----     -------------     -----
Futuretel S.A.                           Brazil         207,192,421    99.999999    207,192,421    99.999999
------------------------------------     ---------    ---------------  ---------   -------------   ---------
Others                                                            3     0.000001              3     0.000001
------------------------------------     ---------    ---------------  ---------   -------------   ---------
Total                                                   207,192,424       100.00    207,192,424       100.00
------------------------------------     ---------    ---------------  ---------   -------------   ---------


FUTURETEL S.A.


-------------------------------          ---------    -------------     -----      -------------     -----
           Name                           Country     Common Shares       %        Total Shares        %
-------------------------------          ---------    -------------     -----      -------------     -----
CVC/Opp Equity Partners LP               Cayman        98,540,026       47.06       98,540,026       47.06
                                         Islands
-------------------------------          ---------    -------------     -----      -------------     -----
CVC/Opp Equity Partners FIA              Brazil        97,114,726       46.38       97,114,726       46.38
-------------------------------          ---------    -------------     -----      -------------     -----
Tele FIA                                 Brazil        13,722,923        6.55       13,722,923        6.55
-------------------------------          ---------    -------------     -----      -------------     -----
Others                                                     12,249        0.01           12,249        0.01
-------------------------------          ---------    -------------     -----      -------------     -----
Total                                                 209,389,924      100.00      209,389,924      100.00
-------------------------------          ---------    -------------     -----      -------------     -----

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


16.01 - OTHER INFORMATION

TIW DO BRASIL LTDA

------------------------------------     ----------   --------------     -----    --------------     -----
                 Name                     Country     Common Shares        %       Total Shares        %
------------------------------------     ----------   --------------     -----    --------------     -----
Telesystem International Wireless        Barbados       587,915,586      99.9999    587,915,586      99.9999
------------------------------------     ----------   --------------     -------  --------------     -------
Rene Patoine                             Canada                 500      0.00009            500      0.00009
------------------------------------     ----------   --------------     -------  --------------     -------
Total                                                   587,916,076       100.00    587,916,076       100.00
------------------------------------     ----------   --------------     -------  --------------     -------

 Free Translation into English of Quarterly Information (ITR) Originally Issued
                                  in Portuguese


BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                   STATUTORY


17.01 - INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT - UNQUALIFIED

The Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF


We have carried out a special review of the accompanying quarterly information
(ITR) of Tele Norte Celular Participacoes S.A. as of and for the three-months ended September 30, 2002, which comprises the balance sheet and the statement of income of the parent company and consolidated, notes to quarterly information and management's discussion and analysis, prepared in accordance with accounting principles established by Brazilian Corporate Law.

We conducted our review in accordance with specific standards established by the Brazilian Auditors' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information

                                    Brasilia
                                October 18, 2002

                       [ERNST & YOUNG LOGO] ERNST & YOUNG
                           Auditores Independentes S/C
                              CRCSP015.199/0-6-S-DF


                          Joao Ricardo Pereira da Costa
                        Accountant CRC1RJ066.748/O-3-S-DF